SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                   Under the Securities Exchange Act of 1934*

                             Pogo Producing Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    730448107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 March 12, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: []

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------                       -----------------------
CUSIP No. 730448107                                      Page 2 of 12 Pages
----------------------------------                       -----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                    I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              4,615,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,615,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,615,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------                       -----------------------
CUSIP No. 730448107                                      Page 3 of 12 Pages
----------------------------------                       -----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,981,700
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,981,700
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,981,700
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                     SCHEDULE 13D

----------------------------------                       -----------------------
CUSIP No. 730448107                                      Page 4 of 12 Pages
----------------------------------                       -----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              4,615,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,615,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,615,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 5 amends the Schedule 13D filed on November 20, 2006 (as amended by Amendment No. 1 thereto filed on December 1, 2006, Amendment No. 2 thereto filed on February 5, 2007, Amendment No. 3 thereto filed on February 16, 2007, Amendment No. 4 thereto filed on February 23, 2007 and this Amendment No. 5, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Offshore Fund and the Management Company, the "Reporting Persons"). This Amendment No. 5 relates to the common stock, par value $1.00 per share (the "Common Stock"), of Pogo Producing Company, a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 4.  Purpose of Transaction

      Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     On March 12, 2007, the Management Company, the Offshore Fund and certain other Funds (collectively, the "Third Point Entities") entered into a stockholders agreement (the "Stockholders Agreement") with the Company pursuant to which the Third Point Entities will be provided representation on the Company's Board of Directors (the "Board") no later than March 15, 2007. Under the Stockholders Agreement, the Board will increase its size by two and elect Mr. Loeb and Bradley L. Radoff (the "Third Point Designees") to fill the newly created directorships. Each of the Third Point Designees will be a member of the Management Committee of the Board, which is comprised of the members of the Board who are not officers of the Company, and Mr. Loeb will be appointed to the Executive Committee and Mr. Radoff to both the Compensation Committee and the Nominating & Corporate Governance Committee of the Board.

     One of the Third Point Designees will be a member of the class of directors whose terms expire at the Company's annual meeting of stockholders to be held on May 15, 2007 (the "2007 Annual Meeting"). The Stockholders Agreement provides that the Board will nominate, recommend and solicit proxies in respect of the Third Point Designee who becomes a member of this class and who will stand for re-election at the 2007 Annual Meeting. The other Third Point Designee will become a member of the class of directors whose terms expire in 2008. Additionally, because the Company thought it appropriate to add a representative of another substantial stockholder, on or prior to the twentieth day after the 2007 Annual Meeting the Board will be entitled to create a third new directorship and offer to appoint a representative of TRT Holdings, Inc. (the "TRT Designee") to fill such directorship. If the TRT Designee accepts such offer and is appointed, the TRT Designee would be a member of the class of directors whose terms expire at the Company's annual meeting of stockholders in 2009. The Stockholders Agreement also provides that if a special committee of the Board is formed in connection with the exploration of strategic alternatives, the Board will cause the Third Point Designees to be appointed to serve on such committee.

     Pursuant to the Stockholders Agreement, the Third Point Entities have agreed (the "Standstill Provisions") that until December 31, 2007 (the "Standstill Termination Date") they will not: (i) engage in any solicitation of proxies or communicate any voting decision pursuant to Rule 14a-1(l)(2)(iv),
(ii) submit any proposal at any annual or special meeting of the stockholders of the Company, (iii) otherwise engage in any conduct with the purpose of causing Company stockholders to vote contrary to the recommendation of the Board, (iv) enter into any discussions, arrangements or understandings with any person other than the Company with respect to any of the foregoing or announce any plan or proposal to take any action with respect to any of the foregoing, (v) act, alone or with others, to seek to control or influence the management or Board of the Company or (vi) enter into any discussions, arrangements or understandings with any person other than the Company with respect to seeking to control or influence the management or Board of the Company. Such restrictions with respect to control or influence over management or the Board do not apply, however, to actions taken by a Third Point Designee, while serving as a member of the Board, in his capacity as such.

     In addition, until the Standstill Termination Date, the Third Point Entities have agreed to be present at each meeting of stockholders of the Company held for the purpose of electing any member of the Board and to vote (i) for the director nominees recommended by the Board and (ii) in accordance with the recommendation of the Board on any proposals of any other stockholder of the Company who is also proposing one or more nominees for election as director in opposition to the Board. The Third Point Entities have also agreed that they will no longer be entitled to representation on the Board, and that the Third Point Designees will resign, immediately following the Resignation Date. The "Resignation Date" will occur upon the earliest of (i) a violation of the Standstill Provisions described above, (ii) the sale or transfer of Company voting securities by the Third Point Entities and certain related persons such that their aggregate beneficial ownership of such securities is reduced to less than five percent (calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended), (iii) the first date after the Standstill Termination Date that any Third Point entity or any of their affiliates engages in any activity that was prohibited by the Standstill Provisions prior to such Standstill Termination Date, and (iv) the date of termination of the Stockholders Agreement.

     Under the Stockholders Agreement, if a Third Point Designee becomes unable to serve on the Board as the result of death or disability or resigns because the Third Point Designee is no longer employed or affiliated with any of the Third Point Entities, the Third Point Entities are entitled to nominate a replacement. In the event that, prior to the tenth day preceding the Company's annual meeting of stockholders in 2008 (the "2008 Annual Meeting"), a Third Point Designee resigns other than as a result of the events described in the preceding sentence, the Third Point Entities are entitled to nominate a replacement to fill such vacancy a single time for each Third Point Designee directorship (a maximum of two such instances). Each replacement nominee must be reviewed and approved by the Nominating & Corporate Governance Committee of the Board before being elected to the Board (such recommendation and election not to be unreasonably withheld or delayed).

     The Company is restricted by the Stockholders Agreement from, prior to the 2008 Annual Meeting, adopting any amendment to the bylaws of the Company (the "Bylaws") that would (i) affect the ability of the stockholders to amend the Bylaws, (ii) change the advance notice provisions of the Bylaws or (iii) prescribe any qualifications for directors. The Company also agrees that it will not, prior to the 2008 Annual Meeting, create any additional directorship, except those provided for in the Stockholders Agreement and any directorship that has a term ending at the 2008 Annual Meeting, or propose any amendment to the Certificate of Incorporation of the Company.

     Pursuant to the Stockholders Agreement, if the TRT Designee does not accept the offer to be appointed to the Board, such directorship will remain unfilled and the Company will take such action as necessary to keep the size of the Board at 10 directors until the 2008 Annual Meeting. If the TRT Designee accepts the offer and, prior to the 2008 Annual Meeting, is unable to serve due to death or disability or resigns from the Board, the Board will not appoint any person to fill such vacancy and will reduce the number of directorships by one and take any other action to keep the size of the Board at 10 directors until the 2008 Annual Meeting.

     The Company has agreed to reimburse the Management Company and its affiliates for all out-of-pocket costs and expenses incurred by them related to
(a) the preparation and filing of any proxy materials by the Management Company and its affiliates, (b) the preparation for and the solicitation of proxies for the 2007 Annual Meeting, including without limitation legal fees and the fees of the proxy solicitor retained for such meeting, or (c) the efforts of the Management Company and its affiliates to cause the Company to explore and pursue certain strategic alternatives. The reimbursement of expenses is subject to a cap of $200,000 in the aggregate.

     A copy of the Stockholders Agreement entered into by and among the Company, the Management Company, Mr. Loeb, Mr. Radoff, the Offshore Fund and certain other Funds is filed herewith as Exhibit 99.1 and incorporated herein by reference. The description of the Stockholders Agreement contained in this Amendment No. 5 is qualified in its entirety by reference to Exhibit 99.1 hereto.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended by adding the following thereto:

     (a) As of the date hereof, the Offshore Fund directly beneficially owns 2,981,700 shares of Common Stock, which represent 5.1% of the 58,480,047 shares of Common Stock outstanding as of February 23, 2007, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 2,981,700 shares of Common Stock held by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock since the most recent filing on Schedule 13D.

     Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund, at the direction of the Management Company and Mr. Loeb, in the Common Stock since the most recent filing on Schedule 13D.

     All of the transactions set forth on Schedule A and Schedule B were effected in open market transactions on the New York Stock Exchange. Except as set forth above and on Schedule A and Schedule B, since the most recent filing on Schedule 13D there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby amended by adding thereto the information contained in Item 4 of this Amendment No. 5.

Item 7.   Material to be Filed as Exhibits.

99.1. Stockholders Agreement, dated as of March 12, 2007, by and among Pogo Producing Company, Third Point LLC, Mr. Daniel S. Loeb, Mr. Bradley L. Radoff, Third Point Offshore Fund, Ltd., Third Point Ultra Ltd., Third Point Partners LP, Third Point Partners Qualified LP and Lyxor/Third Point Fund Limited.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 13, 2007




                                  THIRD POINT LLC

                                  By:  Daniel S. Loeb,
                                       Chief Executive Officer


                                  By: /s/ Justin Nadler
                                      ------------------------------------------
                                      Name:   Justin Nadler
                                      Title:  Attorney-in-Fact




                                  THIRD POINT OFFSHORE FUND, LTD.

                                  By:  Daniel S. Loeb,
                                       Director


                                  By: /s/ Justin Nadler
                                      ------------------------------------------
                                      Name:   Justin Nadler
                                      Title:  Attorney-in-Fact





                                  DANIEL S. LOEB


                                  By: /s/ Justin Nadler
                                      ------------------------------------------
                                      Name:   Justin Nadler
                                      Title:  Attorney-in-Fact





               [SIGNATURE PAGE TO AMENDMENT NO. 5 TO SCHEDULE 13D
                     WITH RESPECT TO POGO PRODUCING COMPANY]




                                                 Schedule A


                                 (Transactions by the Funds in Common Stock since
                                      the most recent filing on Schedule 13D)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
------------------------ ---------------------------- --------------------------------- -----------------------------------

       02/28/07                     SELL                          (28,800)                          47.79
------------------------ ---------------------------- --------------------------------- -----------------------------------

       02/28/07                      BUY                           28,800                           47.79
------------------------ ---------------------------- --------------------------------- -----------------------------------



                                                 Schedule B


                             (Transactions by the Offshore Fund in Common Stock since
                                      the most recent filing on Schedule 13D)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
------------------------ ---------------------------- --------------------------------- -----------------------------------

       02/28/07                     SELL                          (6,700)                           47.79
------------------------ ---------------------------- --------------------------------- -----------------------------------
